Exhibit 99.1

CAPITALIZATION AND INDEBTEDNESS as at March 31, 2007

The following tables set forth the consolidated cash and consolidated capitalization of the Company as at March 31, 2007 prepared in accordance with Canadian GAAP and United States GAAP, respectively.

Capitalization

(Prepared in accordance with Canadian GAAP)

As at March 31, 2007
(unaudited)
Cash and cash equivalents	$7,198,471
Temporary investments	1,501,203
Indebtedness
Current liabilities	2,236,264
Future income taxes	1,750,867
Shareholders’ Equity
Capital stock	96,256,139
Additional paid-in capital	5,541,804
Accumulated other comprehensive income	561,137
Accumulated deficit	(74,051,606)

Total shareholders’ equity	28,307,474
Total capitalization	32,294,605

Capitalization

(Prepared in accordance with US GAAP)

As at March 31, 2007
(unaudited)
Cash and cash equivalents	$7,198,471
Temporary investments	1,501,203
Indebtedness
Current liabilities	2,236,264
Future income taxes	1,750,867
Shareholders’ Equity
Capital stock	113,025,709
Additional paid-in capital	6,579,494
Accumulated other comprehensive income	561,137
Accumulated deficit	(91,858,866)

Total shareholders’ equity	28,307,474
Total capitalization	32,294,605